FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2020 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2020 Results

Banco Santander reports underlying profit of €1,908 million for first half of 2020 and makes non-cash goodwill and DTA impairments The group CET1 capital ratio increased by 26 basis points to 11.84% in the quarter, at the top end of the bank’s target range of 11% to 12% The board of directors intends to propose a payment of a scrip dividend (payable in new shares) equivalent to 10 cents per share for 2019 Madrid, 29 July 2020 - PRESS RELEASE • Following a review of the valuation of the bank’s goodwill and deferred tax assets (DTAs) given the deterioration in economic outlook due to covid-19, the bank has recorded a non-cash, non-recurring impairment charge of €12.6 billion, resulting in a statutory attributable loss for the first half of €10.8 billion. This has no impact on the bank’s liquidity or credit risk positions, and does not impact the CET1 capital ratio. • Revenues in the first half were in line with H1’19 on a constant currency basis, despite the challenging environment. The group is ahead of its cost savings plan, with operating expenses down 5% year-on-year in real terms and the European region achieving more than €300 million in costs efficiencies in the first half (75% of the 2020 target). • As a result, net operating income was €11.9 billion for the first half, up 2% on a constant currency basis. • The group continued to provide significant financial support to customers throughout the pandemic, extending an average of €1.6 billion every day in new lending during the second quarter and providing more than five million customers with payment holidays. • Digital adoption accelerated, with 47% of sales taking place through digital channels in the quarter (vs 36% in 2019). The bank has now 40 million digital customers (up 15% year-on-year), of which more than 32 million now use mobile banking (up 22%). • Credit quality remained robust with the group’s non-performing loan ratio falling by 25 basis points since June 2019 to 3.26% and the coverage ratio increasing by four percentage points to 72%. The group continues to expect a cost of credit at year end of 1.4-1.5%. • While the underlying profitability in most markets was impacted by the pandemic, the group’s diversification across business lines remained a core strength, with Santander CIB increasing underlying profit by 23%. • The board is committed to applying a full cash dividend policy as soon as market conditions normalise, subject to regulatory approvals and guidance. In line with this commitment, the bank has accrued six basis points of CET1 capital in the quarter for a potential cash dividend against 2020 results. This is in addition to the scrip dividend for 2019 mentioned above. Ana Botín, Banco Santander executive chairman, said: “The past six months have been among the most challenging in our history. The impact of the pandemic has tested us all and I am proud of how Santander has responded. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 1 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

During the second quarter, we lent an average of €1.6 billion every day, supporting millions of individuals and businesses. Our teams have raised over €100 million to help communities respond to the pandemic, and we continued to serve our customers while keeping our people safe.

Our resilient model has delivered strong operating performance, with capital increasing, costs falling ahead of plan, and credit quality remaining healthy. While our statutory profit reflects a non-cash revaluation of goodwill and DTAs due to the impact of the pandemic on the economic outlook, it has no impact on the group's balance sheet strength. The foundations of our business remain extremely strong, with capital at the top end of our target range.

Given the strength of our underlying performance, the board expects to propose a dividend in scrip equivalent to 10 cents per share for 2019, to be paid this year. The board is committed to applying a 100% cash dividend policy as soon as market conditions normalise, subject to regulatory approvals and guidance, and we have accrued capital this quarter to reflect this commitment.

We remain confident about the potential for value creation within our business. We are accelerating our transformation plans to leverage both our scale and the collective strengths of our regional and global businesses, with a focus on simplifying operations and improving the customer experience in order to grow profitably with greater efficiency. Given these initiatives, we reiterate the 13-15% return on tangible equity (RoTE) target we announced at our investor day last year and will provide an update to our strategic plans in the coming months."

Underlying Income Statement

	H120 (m)	H120 v H119	H120 v H119 (EX FX)	Q220 (m)	Q220 v Q219	Q220 v Q219 (EX FX)
Total income	€22,518	-8%	0%	€10,704	-13%	-3%
Operating expenses	-€10,653	-8%	-2%	-€5,076	-13%	-4%
Net operating income	€11,865	-8%	+2%	€5,628	-14%	-1%
Net loan-loss provisions*	-€7,027	+63%	+78%	-€3,118	+46%	+66%
Profit before tax	€3,841	-49%	-44%	€1,885	-52%	-43%
Net capital gains and provisions (excl. impairments)	-€106	-	-	-€60	-	-
Goodwill and DTA Impairments	-€12,600	-	-	-€12,600	-	-
Attributable profit	-€10,798	-	-	-€11,129	-	-
Underlying profit	€1,908	-53%	-48%	€1,531	-27%	-15%

* LLPs include covid-19 overlay provisioning in Q1'20.

Underlying business performance

To provide the clearest like-for-like comparison on underlying business performance, all comparisons are year-on-year and on a constant currency basis unless otherwise stated.

Banco Santander achieved an underlying profit of €1,908 million in the first half of 2020, down 48%, due to an increase in loan-loss provisions attributable to the covid-19 pandemic. While the pandemic has had a significant impact on customer activity, the underlying performance of the business was strong, supported by resilient

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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customer revenues, higher than expected cost reductions, robust credit quality and good organic capital generation. Net interest income and customer revenues remained stable year-on-year, at €16.2 billion and €21.3 billion, respectively, driven by revenue growth in Latin America, Santander Corporate & Investment Banking, and Wealth Management & Insurance. This, combined with good cost control, resulted in net operating income growth of 2% to €11.9 billion. The group is ahead of its cost saving plan, with the European region achieving more than €300 million in efficiencies in the first half of the year, representing 75% of the bank’s 2020 target. Operating expenses fell by 2% or 5% in real terms (i.e. excluding inflation). The group has continued to provide significant financial support to customers throughout the pandemic, extending an average of €1.6 billion every day in new lending during the second quarter and providing more than five million customers with payment holidays. Santander also ensured that its core banking services continued to operate normally while keeping employees and customers safe. Around 90% of branches are currently open and substantially all of the banks 40,000 ATMs are operating normally. The bank achieved solid customer volume growth, with loans and deposits increasing by 6% and 9% respectively. In the second quarter, new retail lending saw signs of recovery, while SMEs, corporate and SCIB lending activity returning to more normal levels from the peak in April. Credit quality remained robust, with the bank’s non-performing loan ratio falling by 25 bps to 3.26%, while the coverage ratio, which measures the bank's ability to absorb potential losses from its non-performing loans, increased to 72%. Cost of credit, the rate at which the bank needs to take provisions when lending money, increased by 28 basis points to 1.26% as loan loss provisions increased by 78% to €7,027 million, reflecting the impact of the crisis. The bank maintains the guidance provided at Q2, with cost of credit expected to increase to 1.4-1.5% at year-end. Santander’s CET1 capital ratio increased by 26 bps in the quarter to 11.84%, at the top end of its medium-term target of 11-12%. The bank’s strong pre-provision profitability enabled outstanding organic capital generation (+28bps in the quarter), and while changes to the European Union’s Capital Requirements Regulation (CRR) added a further 24 basis points to the CET1 capital ratio, this was offset by corporate transactions, markets and others. The bank expects to generate capital in the coming quarters and to remain at the top end of its capital target range at year end. Given the strength of the bank’s capital and the resiliency of underlying performance, the board of directors intends to propose to shareholders the payment of a scrip dividend (payable in new shares) equivalent to 10 cents per share for 2019, to be paid this year. The board is committed to applying a full cash dividend policy as soon as market conditions normalise, subject to regulatory approvals and guidance. In line with this commitment, the bank has accrued six basis points of CET1 capital in the quarter for a potential cash dividend against 2020 results. The use of digital services accelerated further during the period, in part due to an increase in digital adoption during the pandemic. The bank now has 40 million digital customers (+15%), of which more than 32 million now use mobile banking (+22%). Nearly half (47%) of sales in Q2 took place through digital channels, 11 percentage points higher than in 2019. During the first half of 2020 the bank has: • Launched PagoFX in April in the UK, offering fast, secure and low-cost international transfers to any user, no matter who the user banks with. The service will be available in 20 markets within three to four years. • Acquired merchant payment solutions company Elavon México with the aim of providing superior acquiring and payment services to merchants, enabled by Getnet, the bank’s global merchant platform. • Continued to invest in Santander OneTrade, the global trade platform for business. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 3 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

- Completed the acquisition of a controlling stake in Ebury, one of the best international trade and forex platforms for SMEs.

This ongoing focus on customer loyalty and investment in digital helped the bank maintain a top-three ranking for customer satisfaction in five of its core countries, while also improving operational efficiency. The bank's cost-to-income ratio remained among the lowest of its peers at 47.3%.

Goodwill and DTA Impairments

Due to the deterioration in the economic outlook caused by the global pandemic, the bank has undertaken a review of the valuation of goodwill associated with past acquisitions, and the recoverability of deferred tax assets (DTAs).

Following the review the bank has adjusted the valuation of its goodwill and DTAs, resulting in a non-recurring impairment of €12.6 billion, of which €10.1 billion relates to goodwill (45% of the group's total goodwill valuation) and €2.5 billion to DTAs. While this results in a statutory loss for the first half of 2020 of €10,798 million, these impairment charges are non-cash items and have no impact on the bank's liquidity or market and credit risk positions, and do not impact the CET1 capital ratio.

The goodwill impairment includes €6.1 billion associated with goodwill in the UK, €2.3 billion in the US, €1.2 billion in Poland and €477 million in Santander Consumer Finance. The impairments do not change the strategic importance of any of the group's markets or businesses. The bank continues to invest in its businesses and accelerate its transformation, and remains confident in the potential for long term value creation in each of its regions and markets.

Market Summary (H1'20 v H1'19)

To better reflect the local performance of each market, the percentage changes provided below are presented in constant exchange euros and year-on-year unless stated otherwise. Variations in current euros are available in the financial report.

H1'20 (vs. H1'19)	Net operating income (EUR mn)	Underlying attributable profit (EUR mn)	Contribution to Group's Underlying profit
Europe	4,314 -10%	1,075 -54%	35%
North America	3,301 +2%	617 -29%	20%
South America	5,093 +8%	1,383 -13%	45%
Global businesses			
SCIB	1,683 +32%	928 +23%	Enhancing our local scale with global reach
WM&I	605 +7%	427 +3%	

YoY changes in constant euros
Underlying profit contribution excludes Corporate Centre (EUR -1,125 mn) and Santander Global Platform. South America's weight includes Uruguay & Andean Region (EUR 96 mn)

Group net operating income growth was again supported by the bank's geographic and business diversification. The group's global businesses, Santander Corporate & Investment Banking (SCIB) and Wealth Management & Insurance,

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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delivered particularly strong results. SCIB achieved 23% growth in underlying profit in the first half as it continued to support its customers through contingency lines and other financial solutions, achieving double digit profit growth in the majority of businesses but particularly Global Markets and Global Debt Financing. Europe: Underlying profit in Europe fell by 54% as the bank saw an increase in loan loss provisions following the expected macro-economic deterioration. The bank achieved more than €300 million in cost savings in the period – 75% of the target for full year – and continues to leverage digital transformation to improve customer experience. This helped increase loyal customers as a percentage of total customers by 1 percentage point to 36%, while also increasing digital customers by 9% to 14.7 million. • In Spain, underlying profit fell by 64% to €251 million, impacted by lower non-customer revenue and higher loan loss provisions, partially offset by cost reduction efforts. The bank saw high lending activity in SMEs and corporates, boosted by the ICO guarantee scheme: Santander Spain helped with nearly €24 billion in 150,000 transactions, reaching 27% market share and achieving more than €11 billion net lending growth in the quarter. The NPL ratio improved by 47 bps year-on-year (with a high level of corporate loans granted) and the coverage ratio rose to 43.3%. Digital customers increased by 10% to 5.1 million. • In Santander Consumer Finance, underlying profit fell by 26% to €477 million due to increased covid-19 related provisions. Most markets were impacted by the pandemic, although there were some signs of recovery in the latter part of the quarter. Net operating income was up 1% driven by strong net interest income growth in the first quarter and good cost control, partially offset by lower net fee income due to a reduction in activity. • In the UK, underlying profit fell by 76% to €139 million affected by both an increase in provisions due to covid-19, and a reduction in income following the base rate cut and regulatory changes to overdraft fees. This was partially offset by changes to the terms of the 123 account and the continued focus on cost management, with operating expenses down 5% year-on-year through realised efficiencies. Digital customers increased by 7% to 6.1 million. • In Portugal, underlying profit fell by 39% to €160 million impacted by higher loan loss provisions and lower net interest income due to the fall in average interest rates. Loans and advances to customers grew 4%, while customer deposits increased by 3%, supported by sustained growth in both individuals and companies. Digital customers increased by 14% to 866,000. • In Poland, underlying profit fell by 50% to €73 million as loan loss provisions increased and net interest income declined due to the fall in base rates, higher BFG contribution (deposit guarantee scheme) and lower dividend income. Costs decreased due to implementation of efficiency projects and a reduction in cost related to commercial activity, while digital customers increased by 9% to 2.6 million. North America: Underlying profit in North America fell by 29% to €617 million as the bank recorded an increase in loan loss provisions due to the impact of the pandemic. Despite the challenging environment, net operating income increased by 2% with improvements in both revenues and costs. Increased coordination and cooperation between Mexico and the US, including the implementation of joint technology programmes, helped drive this improvement. SCIB revenues linked to the development of the US/Mexico trade increased by 19%. • In Mexico, underlying profit increased by 4% to €406 million after the bank increased its stake in Banco Santander Mexico to 91.65% in Q3 last year. Net operating income increased by 11% due to higher revenues and efficiency improvements, offsetting in part the impact of the pandemic on loan loss provisions. The bank Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 5 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander saw solid growth in loans, which were up 9% year-on-year and very strong growth in digital customers, which increased by 31% to 4.6 million. • In the US, underlying profit declined by 56% to €211 million, primarily due to the impact of covid-19 on provisions. The percentage of loyal customers increased by 2 percentage points to 21% and the digital customer base grew by 7% to 1.1 million. The business saw improved year-on-year trends in volumes, with double digit growth in both loans and customer funds. Strong cost control partially offset the decline in revenues due to lower rates and activity. South America: Underlying profit in South America fell by 13% to €1,383 million as an increase in revenues was offset by a rise in loan loss provisions due to the impact of the pandemic. The bank continued to strengthen connections between its businesses in the region, which supported double-digit growth in both lending and customer deposits. Net operating income grew by 8% year-on-year. • In Brazil, underlying profit declined by 17% to €995 million due to increased loan loss provisions. However, the bank still achieved a return on tangible equity (RoTE) of 17.1%. Net operating income increased by 5%, driven by double-digit volume growth in lending and customer deposits, reflected in net interest income and gains on financial transactions, and efficiency improvements. The bank’s efficiency ratio improved by 67 basis points to 31.8%, supported by a 14% increase in digital customers to 14.5 million. • In Chile, underlying profit fell by 31% to €183 million. Higher net interest income and efficiency improvements drove a 9% growth in operating income, offset by an increase in loan loss provisions. • In Argentina, underlying profit increased by 144% to €109 million due to a significant increase in net interest income and further efficiency improvements. The percentage of loyal customers was 44%, while digital customers increased by 20% to 2.56 million. The bank has strong liquidity in both pesos and US dollars. • In the rest of South America, increased volumes and activity resulted in strong profit growth and profitability, with underlying profit increasing in Uruguay by 14% to €69 million (28% RoTE), in Peru by 28% to €24 million (19% RoTE) and in Colombia by 127% to €10 million (14% RoTE). About Banco Santander Banco Santander is one of the largest bank in the euro zone, with a market capitalisation of €36 billion at the end of the quarter. It has a strong and focused presence in ten core markets across Europe and the Americas with more than four million shareholders and 194.000 employees serving 146 million customers. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 6 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Key consolidated data (from financial report) Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 7 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this document that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2020 Financial Report, published as Inside Information on 29 July 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast. Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 8 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 July 2020 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer